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                                                                  Exhibit 23.1



                          CONSENT OF KPMG LLP

The Board of Directors
Sames Corporation:

We consent to the incorporation by reference in Registration Statements Nos. 333-92993 and 333-30191 on Form S-8 of Sames Corporation of our report dated March 30, 2001 relating to the consolidated balance sheets of Sames Corporation and consolidated subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2000, one month ended December 31, 1999, and for each of the years ended November 30, 1999 and November 30, 1998, which report appears in the December 31, 2000 annual report on Form 10-K of Sames Corporation.

/s/ KPMG LLP

Chicago, Illinois
April 12, 2001